
Pahrump
372
159
Las Vegas
147
Lake
Mead
Blue
Diamond
Mountain
Springs
Henderson
215
36°
160
146
93
TO KINGMAN
Sloan
Boulder
City
116°
95
604
Goodsprings
161
Jean
165
Figure 2
CLAIM
LOCATION
Nelson
15
Primm
SILVER GEM
LODE CLAIM
TO BAKER
Colorado
Cottonwood
Cove
164
TO NIPTON
Searchlight
Lake
Mohave
Cal Nev
Ari
95
TO KINGMAN
TO BULLHEAD
TYCOR VENTURES INC.
163
Laughlin
162

TYCOR VENTURES INC.



Mine
Wash
Lincoln Mine
Houghton Mine
Ireland Mine
Accident Mine
Bullion Mine
Valentine Mine
Little Devil Peak
SILVER GEM
LODE CLAIM
Christmas Mine
New Year Mine
Milford Mine
Addison Mine
Brandy Mine
Devil Peak

Figure 3. TOPOGRAPHY



N
SILVER GEM
LODE CLAIM
VALLEY
KILOMETRES
0
5
10
MILES
0
5
TYCOR
VENTURES
INC.